September 22, 2025

Geoffrey Stuart Davis
Chief Financial Officer
Melco Resorts & Entertainment LTD
71 Robinson Road #04-03
Singapore 068895

       Re: Melco Resorts & Entertainment LTD
           Form 20-F for the fiscal year ended December 31, 2024
           File No. 001-33178
Dear Geoffrey Stuart Davis:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 20-F
General

1. We note you revised the definition of "China" or "PRC" since your December 31,
       2023 Form 20-F to include Hong Kong and Macau in the definition, consistent with the response to our prior comment letter dated August 27, 2024; however, we also note that you have extensively revised the references to the PRC to instead refer to mainland China. Please revise these references to mainland China throughout your annual report including, as examples only, in the risk factors section on pages 27, 28,
       45 and 49 to reference China including Hong Kong and Macau, except when you are referencing specific laws and regulations adopted by mainland China. In this regard, ensure that your disclosure does not narrow risks related to operating in China to mainland China only. Please advise us how you plan on making such revisions and include your proposed revised disclosure in your response letter. September 22, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters.
Please contact Ruairi Regan at 202-551-3269 or Pam Howell at 202-551-3357 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction